As filed with the Securities and Exchange Commission on August 15, 2016

Registration No. [_____]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM S-3

 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FULL HOUSE RESORTS, INC.
 (Exact name of registrant as specified in its charter)

Delaware	Lewis Fanger 4670 S. Fort Apache Rd., Suite 190, Las Vegas, Nevada 89147 (702) 221-7800 lfanger@fullhouseresorts.com	13-3391527
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(I.R.S. Employer Identification No.)

Copy to:
Jeff Knetsch
Brownstein Hyatt Farber Schreck, LLC
410 17th Street, 22nd Floor
Denver, CO 80220
(303) 223-1160
jknetsch@bhfs.com

Business Filings Incorporated
108 West 13th St.
Wilmington, DE 19801
(800) 981-7183
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the shareholders: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, par value $0.0001 per share	3,846,154(2)	$1.30	$5,000,000.20	$503.50

Subscription Rights to Purchase Shares of Common Stock ("rights")	0	0	(3)	(3)

(1)	Calculated in accordance with Rule 457(i) under the Securities Act of 1933, as amended.

(2)
Plus an indeterminate number of additional shares to be issued as a result of rounding fractional rights issuable in the rights offering described in this registration statement up to the next full right.

(3)
Pursuant to Rule 457(g), no separate registration fee is payable with respect to the rights being offered hereby as the rights are being registered in the same registration statement as the securities to be offered pursuant thereto.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

Subject to completion, dated August 15, 2016

PRELIMINARY PROSPECTUS

FULL HOUSE RESORTS, INC.

Common Stock, par value $0.0001 per share

Subscription rights to Purchase up to
3,846,154 Shares of Common Stock at $1.30 per Share
_________________________

Full House Resorts, Inc. (FHR, which is also referred to in this prospectus as we, our, or the company) is distributing (the rights distribution) at no charge non-transferable subscription rights (each, a right) to purchase shares of our common stock, par value $0.0001 per share, for $1.30 per share (the subscription price), as described below (the rights offering). Rights are being distributed to holders of our common stock. The subscription price is an approximate 33% discount to the closing price of our common stock on August 12, 2016, the last trading day prior to the announcement of the rights offering, and an approximate 20% discount to our common stock’s average closing price for the year-to-date period ending on August 12, 2016.

The purpose of the rights offering is to raise equity capital in a cost-effective manner that allows current holders of common stock to participate. The net proceeds will be used for partially funding capital improvements at existing properties, such as general refurbishments, construction of new parking spaces and entrances, VIP spaces, restaurants and bars at certain locations, and for general corporate purposes. See “Use of Proceeds.” The total gross proceeds of the rights offering will be $5,000,000 whether or not fully subscribed by the rightsholders because we have entered into a standby purchase agreement with Daniel R. Lee, our chief executive officer, president and a director (the standby purchaser), who has agreed to purchase all shares not purchased by the rightsholders at the subscription price to the extent necessary to generate at least 98.85% of $5,000,000 in gross proceeds.

Consummation of the standby purchase is subject to usual and customary closing conditions. Mr. Lee and certain family trusts controlled by him currently own 233,369 shares of our common stock, representing 1.2% of our outstanding common stock. We have agreed to reimburse Mr. Lee for his actual legal expenses in connection with the rights offering and the standby purchase agreement.

The rights offering will commence on the date of this Prospectus (the rights distribution date). In the rights offering, each right will entitle the holder to a basic subscription right and an oversubscription right. Under the basic subscription right, each whole right entitles its holder to purchase 0.2022 new shares for each share of our common stock held as of 5:00 p.m., Pacific time, on August 25, 2016 (the rights distribution record date), which is the same as one new share for each 4.9449 shares held as of the rights distribution record date. Under the oversubscription right, each rightsholder exercising its basic subscription right in full will have the right to subscribe, at the subscription price, for additional shares to the extent not purchased by other rightsholders, which may be up to five times such rightsholder’s basic subscription right and to the extent available following the purchase of 1,000,000 shares by the standby purchaser. If we receive oversubscription requests for more shares of our common stock than we have available for oversubscriptions, each requesting rightsholder will receive its pro rata portion of the available shares based on the number of shares requested by each rights holder under the oversubscription rights. If following allocation of available shares to all oversubscribing rightsholders, we have allocated fewer than 3,846,154 shares (including the first 1,000,000 shares allocated to the standby purchaser), the standby purchaser will purchase the remaining shares, subject to a cap of 3,801,860 shares. Under Nasdaq rules, the purchase of more than 3,801,860 shares by the standby purchaser would require shareholder approval, and for reasons of cost and expediency, the company has chosen to not seek such approval.

All exercises of rights are irrevocable even if we determine, in our sole discretion, to extend the expiration time. The rights offering will expire at 5:00 p.m., [____] time, on [____], 2016, unless we extend it, with the length of such extension to be determined in our sole discretion. However, we may not extend the expiration time of the rights offering for more than [____] trading days past the original [___] trading day subscription period.

Stockholders who do not exercise their rights will own approximately 16.8% less of the outstanding common stock upon closing of the rights offering. For example, a stockholder owning 10% of the company’s outstanding common stock on the rights distribution record date who chooses not to exercise its rights would own only approximately 8.32% of the outstanding common stock following completion of the rights offering, a 16.8% reduction. Following completion of the rights offering we will have approximately 20.2% more shares of common stock outstanding.

We have been informed by each of Bradley M. Tirpak, our chairman of the board; Daniel R. Lee, our president and chief executive officer and a director of our company; and Craig W. Thomas, a director of our company, that he intends to exercise his basic subscription rights in full and may exercise his oversubscription rights as well. However, neither our board of directors nor our management has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for shares of our common stock, or simply take no action with respect to your rights, based on your own assessment of your best interests. We encourage you to consult with your personal financial and tax advisors, if appropriate. All shares offered in the rights offering will be purchased at the closing of the rights offering because of our arrangement with the standby purchaser regardless of the level of participation by individual rightsholders.

Our common stock trades on the NASDAQ Capital Market under the symbol FLL.

In reviewing this prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the adequacy or accuracy of this prospectus as truthful or complete. Any representation to the contrary is a criminal offense.

No vote of the company’s stockholders is required or is being sought to authorize or effectuate the rights offering. No action is required of you to receive your rights.  WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The date of this prospectus is [____], 2016.

ABOUT THIS PROSPECTUS

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to FHR, the company, we, us, our, or similar references, mean Full House Resorts, Inc.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any person to provide information other than that provided in this prospectus and the documents incorporated by reference. You should assume that the information appearing in this prospectus is accurate only as of the date on its cover page and that any information previously filed with the Securities and Exchange Commission (the SEC) that is incorporated by reference is accurate only as of the date such document is incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement we have filed with the SEC under the Securities Act of 1933, as amended (the Securities Act). As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available through the SEC's website or at its Public Reference Room, as discussed below.

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, in accordance with those requirements, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC's toll-free number at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov and can be found by searching the EDGAR archives on the website. Our common stock is listed on the NASDAQ Capital Market under the symbol FLL, and you can read and inspect our filings at the offices of NASDAQ at One Liberty Plaza, 165 Broadway, New York, New York, 10006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and is deemed to be part of this prospectus except for any information superseded by this prospectus or any other document incorporated by reference into this prospectus. Any statement, including financial statements, contained in our Annual Report on Form 10-K for the year ended December 31, 2015, shall be deemed to be modified or superseded to the extent that a statement, including financial statements, contained in this prospectus or in any other later incorporated document modifies or supersedes that statement. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described herein (other than any filing or portion thereof that is furnished, rather than filed, under applicable SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 30, 2016;

•	our Proxy Statement on Form 14A for the year ended December 31, 2015, filed on April 5, 2016;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on May 5, 2016;

•
our Current Reports (other than any portion thereof furnished or deemed furnished) on Form 8-K filed on May 4, 2016, May 13, 2016, and May 13, 2016 (as amended by our Current Reports on Form 8-K/A filed on May 18, 2016 and July 29, 2016); and

•
the description of our common stock, par value $0.0001 per share, contained in our Registration Statement on Form 8-A filed under the Exchange Act on February 12, 2013, and any amendment or report filed for the purpose of updating such description.

Any statement contained in the filings (or portions of filings) incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any filing by us with the SEC prior to the completion of this offering modifies, conflicts with or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Full House Resorts, Inc.
4670 S. Fort Apache Rd., Suite 190
Las Vegas, Nevada 89147
Telephone: (702) 221-7800
Attention: Investor Relations

SUMMARY

The following is a summary of material information discussed in this prospectus. It is included for convenience only and should not be considered complete. You should carefully review this entire prospectus, including the risk factors and the documents incorporated by reference into this prospectus, to better understand the rights offering and our business and financial position.

Our Company
Full House Resorts, Inc. owns, operates, develops, manages, and/or invests in casinos and related hospitality, entertainment, and related facilities. Through our subsidiaries and affiliates, we own and operate: (i) Silver Slipper Casino & Hotel in Mississippi near New Orleans, (ii) Rising Star Casino Resort in Indiana near Cincinnati, (iii) Stockman’s Casino in Nevada approximately one hour east of Reno, and (iv) Bronco Billy’s Casino and Hotel in Colorado near Colorado Springs. We also operate the Grand Lodge Casino in Nevada on the north shore of Lake Tahoe subject to a lease.

Additional Information
For additional information regarding our business, financial condition, results of operations, and other important information regarding our company, we refer you to our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see "Where You Can Find More Information."

The Rights Offering
The following is a brief summary of the terms of the rights offering. Please see “The Rights Offering" for a more detailed description of the matters described below.

Q: What is a rights offering?

A: A rights offering is an opportunity for you to purchase additional shares of common stock at a fixed price and in an amount at least proportional to your existing interest in the company, enabling you to maintain or possibly increase your current percentage ownership of the company.

Q. Why are we engaging in a rights offering and how will we use the proceeds from the rights offering?

A. The purpose of this rights offering is to raise equity capital in a cost-effective manner that allows all stockholders to participate and to improve our balance sheet. The net proceeds will be used for partially funding capital improvements at existing properties, such as general refurbishments, construction of new parking spaces and entrances, VIP casino areas, restaurants and bars at certain locations and for general corporate purposes. See “Use of Proceeds.” Management believes that the company’s existing resources and anticipated cash flows from operations will be sufficient to provide the balance of the funding for the capital improvements. The company chose to commence a rights offering rather than a public offering because it believes that a rights offering will have significantly lower expenses on a proportional basis for raising the amount of capital we are seeking. In addition, our first lien credit agreement has a provision which requires the company to raise a minimum of $5,000,000 in equity capital no later than May 13, 2017 to prevent our interest rate on the credit facility increasing by 50 basis points, which would cost the company an additional approximately $0.2 million per year in interest expense.

Q. What is the basic subscription right?

A. Each basic subscription right evidences one non-transferable right to purchase 0.2022 new shares for each share of our common stock held as of 5:00 p.m., Pacific time, on August 25, 2016, which is the same as one new share for each 4.9449 shares held as of that date, at a subscription price of $1.30 per share.

In order to properly exercise your basic subscription right, you must deliver the subscription payment and a properly completed rights certificate, or if you hold your rights through a broker, dealer, custodian bank or other nominee, complete and return to your record holder the form entitled Beneficial Owner Election Form or such other appropriate documents as are provided by your record holder related to your rights prior to the expiration of the rights offering. See “The Rights Offering-The Subscription Rights-Basic Subscription Right.”

Q. What is the oversubscription right?

A. The oversubscription right provides stockholders that exercise all of their basic subscription rights the opportunity to purchase, at the subscription price, additional shares to the extent not purchased by other rightsholders, which may be up to five times such rightsholder’s basic subscription right and to the extent available following the purchase of 1,000,000 shares by the standby purchaser. If we receive oversubscription requests for more shares of our common stock than we have available for oversubscriptions, each requesting rightsholder will receive its pro rata portion of the available shares based on the number of shares requested by each rights holder under the oversubscription rights. If following allocation of available shares to all oversubscribing rightsholders we have allocated fewer than 3,846,154 shares (including the first 1,000,000 shares allocated to the standby purchaser), the standby purchaser will purchase the remaining shares up to a cap of 3,801,860 shares.

In order to properly exercise your oversubscription right, you must indicate the number of shares you wish to purchase in addition to the shares subscribed for under your basic subscription right on your rights certificate, or if you hold your rights through a broker, dealer, custodian bank or other nominee, complete and return to your record holder the form entitled Beneficial Owner Election Form or such other appropriate documents as are provided by your record holder related to your basic subscription right prior to the expiration of the rights offering. You must exercise your basic rights in full in order to exercise your oversubscription right. See “The Rights Offering-The Subscription Rights-Oversubscription Right.”

Q. How were the number of rights and the $1.30 per share subscription price established?

A. The number of rights to distribute and the subscription price, which is a discount to the market price of our common stock on the day that the rights offering was announced, were determined by our board of directors on the basis of, among other things, the market price of our common stock, taking into consideration the volatility and recent increases in the price of our common stock; the general conditions of the securities markets; and the desire to motivate shareholders to exercise their rights and for the standby purchaser to provide substantial assurance towards the success of the offering so that the company raises $5,000,000 of equity capital for undertaking the capital improvements cited in “Use of Proceeds”.

Q. What agreement do we have with the standby purchaser and will the standby purchaser receive any compensation for its “backstop” commitment?

A. We have entered into a standby purchase agreement with our CEO Daniel R. Lee, whereby he has agreed to purchase all shares not purchased by the rightsholders (subject to a maximum of 3,801,860 new shares, or 98.85% of the shares offered in the rights offering), ensuring that the company is highly likely to receive the full $5,000,000 in proceeds sought. The standby purchaser, or “backstop,” will purchase the first 1,000,000 shares above the full amount available to rightsholders under the basic subscription right. We will not pay the standby purchaser a fee. If all rightsholders exercise 100% of their rights, the standby purchaser will not be entitled to purchase any shares in excess of his rights as a normal rightsholder due to his stock ownership on the record date. Mr. Lee and certain family trusts controlled by him currently own 233,369 shares of our common stock, representing 1.2% of our outstanding common stock. Consummation of the standby purchase by the standby purchaser is subject to usual and customary closing conditions. Resale of the common stock purchased by the standby purchaser can only be made if the company has an effective registration statement relating to such resale or by an exemption from the registration requirements (e.g. Rule 144). With regards to the first 1,000,000 shares of the standby purchase, the standby purchaser has agreed to not sell his shares in a public or private transaction for at least one year from the purchase date. We have granted the standby purchaser registration rights whereby we will use commercially reasonable efforts to provide a registration statement after one year allowing Mr. Lee to sell the first 1,000,000 shares he purchases in the rights offering. With regards to any amount in excess of 1,000,000 purchased shares, the company will provide a registration statement after six months for the excess shares if such excess amount is 500,000 shares or greater. If such excess amount is less than 500,000 shares, Mr. Lee may sell such excess shares after six months in a private transaction, sell such excess shares after six months in a public transaction pursuant to Rule 144, or sell such excess shares pursuant to the registration statement available for the first 1,000,000 shares. In addition, should Mr. Lee become disabled or pass away, we have agreed to use commercially reasonable efforts to provide a registration statement whereby the shares purchased by him in the rights offering may be sold. Although there is no fee, we have agreed to reimburse the standby purchaser for his actual legal expenses in connection with the rights offering and the standby purchase agreement. The standby purchaser’s obligation to purchase shares in the rights offering is contingent on Daniel R. Lee being alive, not disabled and the chief executive officer of the company on the date shares are issued to the standby purchaser.

Q. Who will receive rights?

A. Holders of our common stock will receive rights. To the extent that an affiliate of our company, including our chief executive officer and other officers and directors, acquires common stock upon exercise of a right, the resale of such common stock can only be made if the company has an effective registration statement relating to such resale or by an exemption from the registration requirements (e.g. Rule 144). We have granted the standby purchaser registration rights that are described in the previous answer.

Q. What happens if I choose not to exercise my rights?

A. Stockholders who do not exercise their rights will own approximately 16.8% less of the outstanding common stock upon closing of the rights offering. For example, a stockholder owning 10% of the company’s outstanding common stock on the rights distribution record date who chooses not to exercise its rights would own only approximately 8.32% of the outstanding common stock following completion of the rights offering, a 16.8% reduction. Following completion of the rights offering we will have approximately 20.2% more shares of common stock outstanding.

Q. Can the Company terminate the rights offering?

A. Yes. The company may decide to terminate the rights offering at any time prior to the expiration of the rights offering, for any reason. If we cancel the rights offering, any money received from subscribing holders will be refunded promptly, without interest or a deduction. See “The Rights Offering - Expiration of the Rights Offering and Amendments and Terminations.”

Q. May I transfer my rights if I do not want to purchase any shares?

A. No. Should you choose not to exercise your rights, you may not sell, give away or otherwise transfer your rights. However, rights will be transferable to your affiliates, such as family members and family trusts, and upon your death to your estate. If you sell any of your shares before the end of the rights offering, the rights will not transfer to the new owner(s) but will remain with you. You can, however, sell shares of the company in the open market and use the proceeds to exercise your rights, if you choose to do so.

Q. When will the rights offering expire?

A. The rights will expire and will have no value if not exercised prior to the expiration of the rights offering at 5:00 p.m., Pacific time, on [___], 2016, unless we extend it. See “The Rights Offering - Expiration of the Rights Offering and Amendments and Termination.” The subscription agent must actually receive all required documents and payments before the expiration date.

Q. How will fractional rights be treated in the rights offering?

A. We will not issue, or pay cash in lieu of, fractional rights. Instead, we will round up any fractional right to the nearest whole right.

Q. How do I exercise my rights? What forms and payments are required to purchase shares of common stock?

A. If you are the record owner of your shares, you may exercise your rights by properly completing and executing your rights certificate and delivering it, together with the subscription price for each share of common stock you subscribe for (including shares subscribed for pursuant to oversubscription rights), to the subscription agent on or prior to 5:00 p.m., Pacific time, on the expiration date. If you use the mail, we recommend that you use a recognized overnight courier service or insured, registered mail, return receipt requested. If you cannot deliver your rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering-Guaranteed Delivery Procedures” beginning on page 23. If you hold shares of our common stock through a broker, custodian bank or other nominee, see “The Rights Offering-Delivery of Subscription Materials and Payment”, beginning on page 22.

Q. What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, custodian bank or other nominee?

A. If you hold our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled Beneficial Owner Election Form. You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

Q. What should I do if I want to participate in the rights offering, but I am a stockholder with a foreign address or a stockholder with an APO or FPO address?

A. The subscription agent will not mail rights certificates to you if you are a stockholder whose address is outside the United

States or if you have an Army Post or a Fleet Post Office address. To exercise your rights, you must notify the subscription agent prior to 11:00 a.m., Pacific time, at least three business days prior to the expiration date, and establish to the satisfaction of the subscription agent that it is permitted to exercise your subscription rights under applicable law. If you do not follow these procedures by such time, your rights will expire and have no value. The subscription agent contact information for this purpose is: [_________].

Q. Will I be charged a sales commission or a fee if I exercise my rights?

A. We will not charge a brokerage commission or a fee to rightsholders for exercising their subscription rights. However, if you exercise your subscription rights through a broker, dealer or nominee, you will be responsible for any fees charged by your broker, dealer or nominee.

Q. Are there any conditions to my right to exercise my rights?

A. The completion of the rights offering is not subject to the satisfaction of any conditions. However, we reserve the right to amend, cancel, terminate or otherwise modify the rights offering at any time before completion of the rights offering for any reason. See “The Rights Offering - Conditions to the Rights Offering.”

Q. Has the board of directors made a recommendation regarding the rights offering?

A. Neither our board of directors nor our management is making any recommendation as to whether or not you should exercise your subscription rights. The company, through the standby purchase agreement, is assured of being highly likely to receive the full $5,000,000 of proceeds. You are urged to make your decision based on your own assessment of the rights offering, after considering all of the information herein, including the “Risk Factors” section of this document, and of your best interests. We encourage you to consult with your personal financial and tax advisors, if appropriate.

Q. Have any stockholders indicated they will exercise their rights?

A. We have been informed by each of Bradley M. Tirpak, our chairman of the board; Daniel R. Lee, our chief executive officer and president and a director of our company; and Craig W. Thomas, a director of our company, that he intends to exercise his basic subscription rights in the rights offering in full, and may exercise his respective oversubscription rights as well. Collectively, these individuals will receive basic rights to purchase approximately 7.3% of the common stock offered in the rights offering. These intentions, combined with the standby purchaser's commitment, provide further assurance that the company will receive all $5 million of intended proceeds.

Q. Is exercising my rights risky?

A. The exercise of your rights involves significant risks. Exercising your rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors,” beginning on page 10.

Q. After I exercise my rights, can I change my mind and change or cancel my purchase?

A. No. Once you exercise and send in your rights certificate and payment you cannot revoke, change or cancel the exercise of your subscription rights, even if you later learn information about the company that you consider to be unfavorable and even if the market price of our common stock falls below the $1.30 per share subscription price. You should not exercise your rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $1.30 per share. See “The Rights Offering - No Revocation or Change.”

Q. What are the material United States federal income tax consequences of exercising my rights?

A. A holder should not recognize income or loss for United States federal income tax purposes in connection with the receipt or exercise of rights in the rights offering. For a detailed discussion, see “Material United States Federal Income Tax Consequences.” You should consult your tax advisor as to the particular consequences to you of the rights offering.

Q. If the rights offering is not completed, for any reason, will my subscription payment be refunded to me?

A. Yes. If the rights offering is not completed, for any reason, any money received from subscribing rightsholders will be refunded promptly, without interest or deduction.

Q. If I exercise my rights, when will I receive shares of common stock I purchased in the rights offering?

A. We will issue certificates representing the shares of our common stock, or credit your account at your broker, custodian bank or other nominee with the shares of our common stock electronically in registered, book-entry form, that you purchased pursuant to your basic subscription and oversubscription rights as soon as practicable after the rights offering has expired and all proration calculations, reductions, and additions contemplated by the terms of the rights offering have been effected. We may not be able to calculate the number of shares to be issued to each exercising holder until two business days after the expiration date of the rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “The Rights Offering-Guaranteed Delivery Procedures.” We will announce the date of delivery of the shares at least three business days prior to such delivery.

Q. To whom should I send my forms and payment?

A. If your shares are held in the name of a broker, custodian bank or other nominee, you should send your subscription documents, rights certificate and payment to that record holder. If you are the record holder of your shares, you should send your subscription documents, rights certificate and payment by hand delivery, first class mail or courier service to [_____], the subscription agent. You may also wire transfer your subscription price by requesting wire transfer instructions from the subscription agent. The address for delivery to the subscription agent is as follows:

Your delivery other than in the manner or to the address listed above will not constitute valid delivery.

Q. Are there other key dates relating to the rights offering?

A. Yes. Below is a list of the key dates for the rights offering of which you should be aware. With the exception of the rights distribution record date and rights distribution date, such dates are subject to change in the event we determine to extend the rights offering (as discussed herein). For more information regarding these dates, we encourage you to review "The Rights Offering" below, as that section of the prospectus describes other timing considerations of which you should be aware regarding the rights offering (for example, dates by which different forms of payment upon the exercise of rights are deemed received).

Date	Event / Action
5:00 p.m., Pacific time, on August 25, 2016	Rights distribution record date.
5:00 p.m., Pacific time, on [____], 2016	Rights distribution date.
[____], 2016	Commencement of the rights offering.
11:00 a.m., Pacific time, on [____], 2016	Date by which the subscription agent must have received appropriate materials from holders of rights in order to have the subscription agent sell such rights.
[____], 2016	Date by which foreign holders of rights must notify the subscription agent and establish to the satisfaction of the subscription agent that it is permitted to exercise its rights.
5:00 p.m., Pacific time, on [____], 2016	Expiration of the rights offering.

Q. Are there any conditions to the rights distribution?

A. The completion of the rights distribution is subject to the satisfaction (in our sole discretion) of the following conditions:

1.
Our receipt of the opinion of Brownstein Hyatt Farber Schreck, LLP (BHFS), dated as of the rights distribution date, to the effect that, for U.S. federal income tax purposes, (i) no gain or loss should be recognized by the company as a result of the rights distribution, and (ii) no gain or loss should be recognized by, and no amount should be included in the income of, holders of common stock upon the receipt of the rights in the rights distribution;

2.	The effectiveness under the Securities Act of the Registration Statement on Form S-3, of which this prospectus forms a part; and

3.	The approval of the NASDAQ Capital Market for the listing of our rights.

Q. What if I have other questions?

A. If you have other questions about the rights offering, please contact [________], by telephone at [____________]. You should consult your tax advisor as to the particular consequences to you of the rights offering.

RISK FACTORS

An investment in our common stock, including the common stock issued through the rights offering, involves risk. You should consider carefully the risks described below relating to the rights offering, along with the information discussed under the heading Risk Factors in our Annual Report on Form 10-K for the year ending December 31, 2015, filed with the SEC on March 30, 2016, which is incorporated by reference into this prospectus, the updated risk factors below, and subsequent periodic filings in which we may update disclosures of such risk factors or add new risk factors, together with all the other information included in this prospectus and in the documents we have incorporated by reference. The occurrence of any of the events described as possible risks could have a material adverse effect on the value of our common stock, including the common stock issued through the rights offering. These risks are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business. See "Where to Find More Information."

Risk Factors Relating to the Rights Offering

If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

There can be no assurance that the rights offering will occur, as we may determine to abandon the rights offering prior to its commencement or terminate the rights offering following its commencement at any time prior to the expiration time. However, you may not revoke any exercise of your rights. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the rights, except to return your subscription payments, without interest or deduction.

The subscription price may not reflect the value of the Company.

Our board of directors set the subscription price, which was an approximate 33% discount to the closing price of our common stock on August 12, 2016, the last trading day prior to the announcement of the rights offering, and an approximate 20% discount to our common stock’s average closing price for the year-to-date period ending on August 12, 2016. The subscription price does not necessarily bear any relationship to the book value of the company’s assets, historic or future cash flows, or financial condition or recent stock prices or any other established criteria for valuation, and you should not consider the subscription price as any indication of the value of the company’s common stock.

Stockholders who do not exercise their rights will experience dilution.

The rights will permit rightsholders to acquire an aggregate number of our common stock shares equal to up to approximately 20.2% of the aggregate number of shares of our common stock outstanding prior to the rights distribution record date. If you do not exercise your basic subscription right in full, you will experience material dilution in your proportionate interest in the equity ownership of our common stock and our company. Upon closing of the rights offering, the ownership interest in our company of stockholders who do not exercise their rights will be approximately 16.8% lower. If you do not exercise, you will relinquish any value inherent in the rights.

Our planned use of proceeds from the rights offering may not produce some or all of the anticipated benefits.

The net proceeds will be used for partially funding capital improvements at existing properties, such as general refurbishments, construction of new parking spaces and entrances, VIP casino areas, restaurants and bars at certain locations and for general corporate purposes. See “Use of Proceeds.” If these capital projects do not improve the performance of our properties, our stock price could decline.

Updated Risk Factors from our Annual Report on Form 10-K for the Year ended December 31, 2015

Our present indebtedness, projected future borrowings, possible fluctuating interest rates, required repayment schedule, and redeemable common stock warrants could adversely affect our financial health; future cash flows may not be sufficient to satisfy our obligations when due, and/or we may have difficulty obtaining additional financing or refinancing in the future.

As of June 30, 2016, we had indebtedness of $100 million, including $45 million of variable interest first lien debt and $55 million of second lien debt. Interest rates on the second lien debt can range from 12.5% to 13.5%. Our first lien debt matures in May 2019, and includes monthly interest payments plus quarterly principal payments of $562,500 until May 13, 2018 and $843,750 through its maturity in May 2019. Our second lien debt matures upon the earlier of May 2022 or six months following the maturity of our first lien debt, and includes monthly interest payments.

Additionally, in contemplation of the refinanced second lien debt, we granted warrants to the second lien lenders representing 5% of the outstanding common equity of the company, as determined on a fully-diluted basis. Among other items, the warrants provide the second lien lenders with registration rights and redemption rights. The redemption rights allow the second lien lenders, at their option, to require the company to repurchase all or a portion of all of the warrants in the event of the following: (i) the maturity of the second lien credit facility, (ii) an acceleration pursuant to the second lean credit facility, (iii) a refinancing, repayment or other transaction decreasing the aggregate principal amount of the second lien credit facility debt outstanding as of May 13, 2016 by more than 50%, (iv) a liquidity event, as defined, or (v) the company's insolvency. If the redemption rights are exercised, the repurchase amount is payable by the company in cash or through the issuance of an unsecured note with a four- year term and a minimum interest rate of 13.25%, as further defined. Although unsecured, the note would be guaranteed by the company's subsidiaries. Alternatively, the second lien lenders may choose to have the company register and sell the shares underlying the warrants through a public stock offering.

There can be no assurance that, in the future, we will be successful in refinancing our debt or that we will be able to generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our present indebtedness and projected future borrowings could have important adverse consequences to us, such as:

•	making it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	limiting our ability to obtain additional financing without restructuring the covenants in our existing indebtedness to permit the incurrence of such financing;

•
requiring a substantial portion of our cash flow to be used for payments on debt and related interest, thereby reducing our ability to use cash flow to fund other working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•
causing us to incur higher interest expense, either in the event of increases in interest rates on our borrowings that have variable interest rates, or in the event of refinancing existing debt at higher interest rates;

•	limiting our ability to make investments, dispose of assets, pay cash dividends or repurchase stock;

•	increasing our vulnerability to downturns in our business, our industry or the general economy and restricting us from making improvements or acquisitions or exploring business opportunities;

•	placing us at a competitive disadvantage to competitors with less debt or greater resources; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, the non-compliance with which could result in an event of default.

There can be no assurance that our business will generate sufficient cash flow from operations, our anticipated growth in operations will be realized, or future borrowings will be available to us under our credit facilities in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, as we undertake substantial new developments or facility renovations or if we consummate significant acquisitions in the future, our cash requirements and our debt service requirements may increase significantly.

We may need to refinance all or a portion of our debt on or before maturity. There can be no assurance that we will be able to refinance any of our debt on either attractive terms or commercially reasonable terms, or at all. Our future operating performance and our ability to service, extend or refinance our indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Certain borrowings under our credit facilities are at variable rates of interest, and to the extent not protected with interest rate hedges, could expose us to market risk from adverse changes in interest rates. If interest rates increase, our debt service obligations on the variable-rate indebtedness could increase significantly even though the amount borrowed would remain the same.

The exercise of outstanding warrants, options and rights may result in substantial dilution and may depress the trading price of our common stock.

If our outstanding warrants, options and rights to purchase shares of our common stock are exercised and the underlying shares of common stock are issued upon such exercise are sold, our stockholders may experience substantial dilution and the market price of our shares of common stock could decline. Further, the perception that such securities might be exercised could adversely affect the trading price of our shares of common stock. In addition, during the time that such securities are outstanding, they may adversely affect the terms on which we could obtain additional capital.

We derive a significant amount of our revenues and operating income from our properties located in Mississippi, Colorado, Indiana and Nevada, and are especially subject to certain risks, including economic and competitive risks, associated with the conditions in those areas and in the states from which we draw patrons.

Because we derive a significant amount of revenues and operating income from properties concentrated in four states, we are subject to greater risks from regional conditions than a gaming company with operating properties in a greater number of different geographies. A decrease in revenues from or increase in costs for one of these locations is likely to have a proportionally greater impact on our business and operations than it would for a gaming company with more geographically diverse operating properties. Risks from regional conditions include the following:

•	regional economic conditions;

•	regional competitive conditions, including legalization or expansion of gaming in Mississippi, Colorado, Indiana, Nevada, or in neighboring states;

•	allowance of new types of gaming, such as the introduction of live table games at Indiana racinos;

•	reduced land and air travel due to increasing fuel costs or transportation disruptions; and,

•	increase in our vulnerability to economic downturns and competitive pressures in the markets in which we operate.

Some of our casinos are located on leased property. If lessor buyout rights are exercised or if we default on one or more leases, the applicable lessors could terminate the affected leases and we could lose possession of the affected casino.

We lease certain parcels of land at our Silver Slipper Casino & Hotel in Mississippi, Bronco Billy’s Hotel & Casino in Colorado, and one of the two hotels at our Rising Star Casino Resort in Indiana. We also lease casino space at our Grand Lodge Casino in Nevada. As a lessee, we have the right to use the leased land, hotel or space as applicable; however, we do not hold fee ownership. Accordingly, unless we have a purchase option and exercise such option, we will have no interest in the improvements thereon at the expiration of the leases. We have such purchase options on the leased property at the Silver Slipper, Bronco Billy’s and for the leased hotel at Rising Star, but it is generally more advantageous to the company to continue to lease rather than exercise the buyout option. Under certain circumstances and at the expirations of the underlying leases, the company might be forced to exercise its buyout options in order to continue to operate those properties. There is no certainty that the funds could be raised at that time at a reasonable cost, or at all, to exercise some or all of the buyout options. The operating lease at the Grand Lodge Casino includes certain lessor buyout rights based upon a multiple of EBITDA that, if exercised, could result in the lessor purchasing our leasehold interest and the operating assets on terms that are less than fair market value or that are financially unfavorable to us. Since we do not completely control the land, hotel and space underlying our leased properties, a lessor could take certain actions to disrupt our rights under the long-term leases which are beyond our control. If the entity owning any leased land, hotel or space chose to disrupt our use either permanently or for a significant period of time, then the value of our assets could be impaired and our business and operations could be adversely affected. If we were to default on the lease, the lessor could terminate the affected lease and we could lose possession of the affected land, hotel or space and any improvements thereon. The loss of the lease through exercise of buyout rights or through termination upon default would have a significant adverse effect on our business, financial condition and results of operations as we would then be unable to operate all or portions of the affected facilities, which, in turn, may result in a default under our credit facilities.

We are engaged from time to time in one or more construction and development projects, and many factors could prevent us from completing them as planned.

Construction projects have certain inherent risks, including the risks of fire, structural collapse, human error and electrical, mechanical and plumbing malfunction. In addition, projects can entail additional risks related to structural heights and the required use of cranes. Our development and expansion projects also entail significant potential risks, including:

•	shortage of materials;

•	shortage of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, excavation, environmental or geological problems;

•	natural disasters, hurricanes, weather interference, changes in river levels, floods, fires, earthquakes or other casualty losses or delays;

•	unanticipated cost increase or delays in completing the project;

•	delays in obtaining or inability to obtain or maintain necessary license or permits;

•	changes to plans or specifications;

•	performance by contractors and subcontractors;

•	disputes with contractors;

•	disruption of our operations caused by diversion of management’s attention to new development projects and construction at our existing properties;

•	remediation of environmental contamination at some of our proposed construction sites, which may prove more difficult or expensive than anticipated in our construction budgets;

•	failure to obtain and maintain necessary gaming regulatory approvals and licenses, or failure to obtain such approvals and licenses on a timely basis;

•
requirements or government-established goals concerning union labor or requiring that a portion of the project expenditures be through companies controlled by specific ethnic or gender groups, goals that may not be obtainable, or may only be obtainable at additional project cost; and

•
increases in the cost of raw materials for construction, driven by demand, higher labor and construction costs and other factors, may cause price increases beyond those anticipated in the budgets for our development projects.

Escalating construction costs may cause us to modify the design and scope of projects from those initially contemplated or cause the budgets for those projects to be increased. We generally carry insurance to cover certain liabilities related to construction, but not all risks are covered, and it is uncertain whether such insurance will provide sufficient payment in a timely fashion even for those risks that are insured and material to us.

Construction of our development projects exposes us to risks of cost overruns due to typical construction uncertainties associated with any project or changes in the designs, plans or concepts of such projects. For these and other reasons, construction costs may exceed the estimated cost of completion, notwithstanding the existence of any guaranteed maximum price construction contracts.

Adverse weather conditions, road construction, gasoline shortages and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties.

Our continued success depends upon our ability to draw customers from each of the geographic markets in which we operate. Adverse weather conditions or road construction can deter our customers from traveling to our facilities or make it difficult for them to frequent our properties. In 2014, there were severe cold temperatures that we believe adversely affected our Indiana and Mississippi properties’ financial performance. Additionally, we believe historically low snow levels in early 2015 in the Lake Tahoe region adversely affected visitation and financial performance at the Grand Lodge Casino. Our recently-acquired Colorado property was adversely affected by nearby fires (as well as the subsequent flooding of its access roads due to a resulting lack of vegetation) in 2012 and 2013, and road construction to significantly improve flood controls in 2014. Moreover, gasoline shortages or fuel price increases in regions that constitute a significant source of customers for our properties could make it more difficult for potential customers to travel to our properties and deter customers from visiting. Our dockside gaming facility in Indiana, as well as any additional riverboat or dockside casino properties that might be developed or acquired, are also subject to risks, in addition to those associated with land-based casinos, which could disrupt our operations. Although our Indiana vessel does not leave its moorings in normal operations, there are risks associated with the movement or mooring of vessels on waterways, including risks of casualty due to river turbulence, flooding, collisions with other vessels and severe weather conditions.

Our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, floods, fires, lightning strikes, or other catastrophic events, including war and terrorism.

Natural disasters, such as major hurricanes, tornados, typhoons, floods, fires, lightning strikes and earthquakes, could adversely affect our business and operating results. Hurricanes are common in the areas in which our Mississippi property is located and the severity of such natural disasters is unpredictable. In 2005, Hurricanes Katrina and Rita caused significant damage in the Gulf Coast region and damaged a casino that previously existed at our Mississippi site.  Additionally, our Indiana property is at risk of flooding due to its proximity to the Ohio River.

Catastrophic events, such as terrorist and war activities in the United States and elsewhere, have had a negative effect on travel and leisure expenditures, including lodging, gaming and tourism. We cannot accurately predict the extent to which such events may affect us, directly or indirectly, in the future. There also can be no assurance that we will be able to obtain or choose to purchase any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our properties due to natural disasters, terrorist attacks or other catastrophic events, our results of operations and financial condition would be materially adversely affected.

Insufficient or lower-than-expected results generated from our growth projects, new developments and acquired properties may negatively affect our operating results and financial condition.

There can be no assurance that the revenues generated from our growth projects, new developments and acquired properties will be sufficient to pay related expenses if and when these developments are completed; or, even if revenues are sufficient to pay expenses, that the growth projects, new developments and acquired properties will yield an adequate return or any return on our significant investments. Our projects, if completed, may take significantly longer than we expect to generate returns, if any. Moreover, lower than expected results from the opening of a new facility may negatively affect our operating results and financial condition and may make it more difficult to raise capital.

Our gaming operations rely heavily on technology services and an uninterrupted supply of electrical power. Our security systems and our slot machine management systems are controlled by computers and are reliant on electrical power to operate. In many cases, the relevant gaming commissions will not allow us to operate without certain security and central monitoring systems.

Any unscheduled disruption in our technology services or interruption in the supply of electrical power could result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our gaming operations. Such interruptions may occur as a result of, for example, a failure of our information technology or related systems, catastrophic events or rolling blackouts. Our systems are also vulnerable to damage or interruption from lightning strikes, earthquakes, floods, fires, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events.

Several of our properties, including the Silver Slipper, Bronco Billy’s and, to a somewhat lesser extent, Rising Star, are accessed by our customers via routes that have few alternatives.

The Silver Slipper is located at the end of a dead-end road, with no other access. Bronco Billy’s is accessed by most guests via a mountain pass; if that pass is closed for any reason, the alternatives take much longer. Rising Star’s primary access from Cincinnati is via a road alongside the Ohio River; if this road were to close, the alternative routes involve more winding roads through the rolling hills inland from the river.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and in the documents incorporated by reference herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements which, by definition, involve risks and uncertainties. These forward-looking statements include statements relating to our anticipated financial performance and business prospects and/or statements preceded by, followed by or that include the words believes, estimates, anticipates, intends, expects, projects, plans, seeks may, will, should, and similar expressions or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus (and may appear in documents we incorporate by reference herein) and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this prospectus (or, as to documents incorporated by reference, the date of such documents), and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein or therein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except as required by applicable federal securities laws. When considering such forward-looking statements, you should keep in mind the factors described in "Risk Factors" and other cautionary statements contained or incorporated in this document. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

USE OF PROCEEDS FROM THE RIGHTS OFFERING

Over the 20-month period since our current management team joined the company, that team has identified seven potential improvements at existing properties that we believe will produce high returns on investment. Each improvement involves a relatively modest capital investment, but they sum to an estimated total investment of approximately $10 million. All of these improvements are anticipated to be completed within approximately two years. The table below shows the planned capital improvements.

The use of proceeds from this rights offering is to partially fund these improvements as well as for general corporate purposes and to strengthen our balance sheet. The remainder of the funding for the improvements will be from the company’s current cash balances, availability under its credit facility, and anticipated cash flow from operations. Anticipated cash flow from operations is calculated by us to be net of debt amortization requirements and an estimated approximately $3,000,000 per year of other capital expenditures required to maintain the FHR properties, including the periodic refreshment of the slot machine product and systems.

		Investment Schedule
Growth Initiatives	Estimate	2016	2017
Grand Lodge - Refurbishment	$1,500,000	50%	50%
Stockman's - New Parking, Entrances	$1,500,000	100%	—%
Rising Star - VIP Room and Sense of Arrival Improvements	$1,800,000	20%	80%
Rising Star - Casino Restaurant	$1,000,000	20%	80%
Rising Star - RV Park	$1,600,000	20%	80%
Rising Star - Ferry Service	$1,700,000	20%	80%
Silver Slipper - Pool & Beachside Bar	$400,000	10%	90%
Bronco Billy’s Hotel Design	$100,000	50%	50%
	$9,600,000	$3,560,000	$6,040,000
Contingency	$400,000
Total Capital Expenditure Initiatives	$10,000,000

Grand Lodge Casino

The Grand Lodge Casino is leased by the company from the Hyatt Hotels Corporation and is located within the Hyatt Regency Lake Tahoe Resort, Spa and Casino on the north shore of Lake Tahoe, in Incline Village, Nevada. The Hyatt is a AAA Four-Diamond luxury hotel with 422 rooms and is among the leading resort hotels in Northern Nevada. Since its original construction in 1969, considerable environmental restrictions with respect to development within the Tahoe basin were enacted. Due in part to these restrictions, land along the lake is now very valuable, making it more expensive for new resorts to open. The Hyatt neighborhood in Incline Village, and particularly along the lake, has numerous homes that are valued at millions and even tens of millions of dollars.

In December 2015, the company signed an amendment to its lease with Hyatt Equities, L.L.C. that (i) extended the term of the lease by five years (from an expiration of August 31, 2018 to August 31, 2023) (ii) called for $5 million to be invested in refurbishment, with Hyatt investing up to $3.5 million and FHR investing $1.5 million, (iii) increased the annual rent from $1.5 million per year to $2.0 million per year and (iv) deferred certain rights that Hyatt has to buy-out the lease to no sooner than January 1, 2019.

The casino was last extensively refurbished in 2001. Hyatt, however, extensively refurbished the hotel in recent years, including the addition of a large pool complex, spa, and additional hotel rooms. The casino refurbishment is designed to bring it up to the quality level of the hotel, with the goal of making it the highest quality casino in the region.

Management believes that the benefit of refurbishing the property will more than offset the increase in rent under the revised lease. The commitment by FHR to participate in the cost of the refurbishment was also instrumental in obtaining the five-year extension of the lease.

FHR and Hyatt have begun the design process, including hiring the respected design firm of TAL Studio, and intend to undertake the actual refurbishment during the off-season period between mid-March and mid -June 2017. Certain items for that refurbishment are expected to be ordered during the third and fourth quarters of 2016.

Stockman’s Casino

Stockman’s Casino in Fallon, Nevada opened in 1969 and was acquired by FHR in 2007. Over the past ten years, the casino has lost considerable market share, while the number of slot machines in the county has shown little growth. Stockman’s Casino’s market share in county-wide gaming revenues has decreased from 34.8% in 2006 to 26.0% in 2015.

Current FHR management believes that the revenue share decline was caused by underinvestment in the property by the previous FHR management. Over the past year, we have replaced the carpet in the casino and coffee shop, reoriented the casino layout, painted the exterior and improved the landscaping. We are in the process of repairing the roof and updating some of the slot machines.

We also believe we can materially improve the casino’s visibility and accessibility, particularly related to the layout of the casino parking and entrances. The current primary parking area is east of the casino. There is no entrance to the casino from that parking area, as the east side of the building contains the kitchen and the casino back-of-the-house area. There are two entrances on the opposite side of the building, leading directly into the casino, but they are obscured by an adjacent building housing the administrative offices. We plan to demolish the current administrative office space and replace it with an attractive parking lot on the west side of our casino, convenient to our principal casino entrances. We will enhance those entrances, so they are more readily visible from the street. We will also add new, more efficient administrative offices adjacent to the back-of-the house of the casino, which is a more appropriate location for such offices. We will also add a small loading and storage area, which should help operations with these important functions, replacing the rented shipping containers used currently.

We have budgeted $1.5 million for these changes. We believe it will significantly improve the street appeal and convenience for our customers and has the potential of generating a strong return on investment.

Rising Star VIP Room and Sense of Arrival Improvements

The Rising Star casino was originally designed as a casino riverboat that cruised. Hence, the emphasis in its design was to disembark and embark a large number of people quickly. Between cruises, it tied up to a pavilion, where people would purchase admission tickets and wait for their chance to board the casino. The restaurants were all located in the pavilion on land, where it was easier to operate restaurants and where they did not reduce the gaming capacity on the boat. As Rising Star was one of a handful of casinos in a populous region, there was little need to focus on a sense of arrival or customer amenities in the casino.

In 2001, Indiana changed its laws, permitting riverboat casinos to operate tied at the dock. In 2007, the two racetracks near Indianapolis were permitted to build large land-based, slot-only casinos. Those casinos will be able to offer live table games in 2021. Then, between 2013 and 2014, four land-based gaming facilities opened in southwest Ohio, near and in the Cincinnati metropolitan area.

Because of the increase in competition over the past 25 years, we believe the design of the Rising Star casino is no longer ideal. We believe a “sense of arrival” is important and the casino should have a competitive VIP room. Finally, the casino today has more gaming capacity than is necessary and we believe it can easily accommodate a restaurant within the casino itself.

As the casino boat no longer cruises, there is no need for gamblers to queue for the next boarding and the Rising Star pavilion has become a vacuous space. The decor is an indoor streetscape, where the restaurants are faux storefronts along a wide expanse of stamped concrete. Hence, it is a “streetscape,” but without any real “street.” We intend to add a “street” to the streetscape, with artificial trees bracketing a path leading directly to the casino. The trees will help enliven and fill the space. We also intend to build a foyer with a sense of arrival on the boat itself.

We also plan to add a VIP gaming area to capitalize on the property’s current amenities that high rollers appreciate, including our 18-hole golf course, high-end restaurant and VIP guest rooms and suites. Currently, the VIP areas in the Rising Star casino are simply groups of gaming tables and, in a different part of the boat, slot machines that are separated from the rest of the casino by a low wall. The decor in the VIP areas is the same as the decor in the remainder of the casino. This is significantly inferior to the VIP casino areas offered by virtually all of our regional competitors. We intend to build a new VIP area, modest in size but not modest in quality. It will be convenient, comfortable, and luxurious. Our intent is to gain back some of the high-end play lost over the years to our newer competition.

Indiana levies gaming taxes on a progressive scale. Casinos that grossed less than $75 million in the previous year pay a rate of 5% on their first $25 million of gaming revenue, and those grossing over $75 million pay 15% on the same initial revenues. The next $25 million is taxed at 20%. Gaming revenues of between $50 million and $75 million are taxed at 25%; revenues between

$75 million and $150 million are taxed at 30%. The next tier is 35% on revenues above $150 million per year. Revenues above $600 million per year are taxed at 40%, though no casino currently reaches that threshold.

Because Rising Star generates less than $75 million in annual gaming revenues, the threshold for the lowest tier rate, our FY2015 wagering taxes were only $5 million, 10.2% of the casino’s $48.9 million in gaming win. We believe that there is significant upside potential at Rising Sun from its current revenue levels, but we also believe it is unlikely that the property’s annual revenues will exceed $75 million per year, the revenue level that would trigger a higher tax rate on the lowest tier and potential recoupment of the lower taxes paid in previous years. With revenues currently below the $50 million threshold, the gaming tax that we pay on the incremental dollar of gaming revenue is 20%, the lowest of any casino in Indiana and Ohio.

We plan to invest approximately $1.8 million to improve the sense of arrival and create a better VIP area within the casino. We believe that the return on this will be considerable, even if it produces only a modest increase in our gaming revenues, in part due to our comparatively lower tax rate.

Rising Star Casino Restaurant

We are also planning to add a restaurant on the casino riverboat itself.

Today, except for a small deli at one of the casino bars, our customers must leave the casino to eat, walking up the gangway to the pavilion, where all of our principal restaurants are located. At that point, customers are partway back to their cars and might choose to leave rather than return to the casino. If they do, however, return to the casino, then we are charged a second “admission tax” for that customer. The admission tax is $3.00 for each patron entering the casino, which equates to about 5% of the average casino revenue per patron. Hence, having a restaurant on the casino boat itself may reduce the admission taxes that we pay. Furthermore, a restaurant located on the boat, particularly one that offers an interesting experience, may draw patrons to the casino that might not otherwise visit Rising Star. All of the existing Rising Star restaurants, except for the small deli, can be experienced without passing through the casino.

This format is different from most of our competition. The casinos outside of Indianapolis and the casinos built recently in Ohio are land-based and have restaurants surrounding their casino floors, much like casinos in Las Vegas and elsewhere.

Rising Star’s gaming revenues are now less than one-third of what they were in the 1990s, when it was one of very few casinos in the region. As a result, we believe it has far more capacity than is needed. In fact, its revenues per gaming position are the lowest in Indiana, confirming that it has more gaming positions than necessary to accommodate current revenue levels. Hence, it makes sense to remove part of the gaming capacity and replace it with a unique restaurant that will hopefully bring more gaming patrons to Rising Star - and bring them into the casino itself. At Rising Star’s level of activity, it is not the number of slot machines that determines gaming revenues, but the number of gaming patrons.

We have budgeted $1 million for construction of this restaurant. We believe it will generate a high return on investment by increasing the patronage to our casino and by reducing the admission taxes per person paid for some of our existing clientele. Ultimately, if we succeed in increasing the casino patronage, the total admission taxes (which are paid to the community of Rising Sun) may remain unchanged or even increase.

Rising Star RV Park

Among the assets of Rising Star are large parking lots created in the early days, but now are seldom used. We plan to convert one of those parking lots into an RV park, located conveniently to the casino. An RV park increases the overnight capacity of Rising Star significantly at a fraction of the cost of constructing a hotel. It also allows us to tap into a different market. RV parks at casinos are quite common in other regions, including Las Vegas and throughout the South. However, we believe that Rising Star will be the only casino in the Indiana/Ohio region to offer an on-site RV park.

We operate a 24-space RV park at our Silver Slipper casino. During 2015, it operated at 48% occupancy, at an average rate of $30 per night. Based on our customer database, we estimate that we receive $50 per day of gaming revenue for each occupied RV site.

There are numerous RV parks in Indiana, including a large one with approximately 200 spaces, some 2 miles north of Rising Star. Like many regional RV parks, it focuses on families. Given the convenience of our planned RV Park to our casino, we expect it to appeal primarily to adults, including “empty nesters” and retired couples.

Because we already own the land and we are making use of existing landscaping, we expect to be able to develop a 54-space RV park for approximately $1.6 million, or approximately $30,000 per space. Occupancy of the RV Park is likely to be seasonal, favoring the summer. We are planning the construction of the RV park to be completed by May 1, 2017.

Rising Sun /Rabbit Hash Ferry Service

Rising Star is located along the Ohio River in Ohio County, Indiana, midway between Cincinnati, Ohio and Louisville, Kentucky. Across the river is Boone County, Kentucky, which is a populous and growing suburb of the Cincinnati metropolitan area. Today, to reach Rising Star, residents of Boone County must travel to bridges that are either 16 miles north or 20 miles south of the property. Residents of Rabbit Hash, the community directly across the river from the property, must travel approximately 50 minutes to reach Rising Star. The river is only approximately 2,100 feet wide and can be crossed quickly by a ferry boat.

The company recently acquired land directly across the river from Rising Star. On July 13, it received a conditional use permit from the Boone County Board of Adjustment to use such land as a ferry landing. We are currently designing the roads and ramps that will be needed on both sides of the river and intend to acquire an appropriate ferryboat to offer ferry services between Boone County, Kentucky and Rising Star. The roads and ramps must be designed to meet the standards set by the U.S. Army Corps of Engineers. It will also need to be designed to meet standards of historical areas set on both sides of the river. Finally, the boat itself and its crew must meet the standards of the U.S. Coast Guard before ferry service can commence. We intend to charge for the use of the ferry, similar to the fees charged by the similar-sized, privately-owned Anderson Ferry, which crosses the Ohio River close to Cincinnati. The Anderson ferry currently charges $5.00 per car, each way, with discounts offered for round-trip and commuter passes.

We plan to subsidize ferryboat customers that visit our casino. According to our loyalty program databases, the gaming revenues in 2015 from people who reside in Indiana near the Rising Star property are approximately $250 per person per year. Those who live on the other side of the river in Kentucky, approximately three minutes away by the proposed ferry boat, produced revenues of only $8 per capita. This suggests that those residents primarily visit competing casinos, which, in the absence of the ferry, are more convenient. Boone County, Kentucky is also more densely populated than the area of Indiana around Rising Star. Based on these demographics, we expect the ferry service to result in increased gaming at Rising Star by residents of Boone County and possibly other counties in Northern Kentucky.

Silver Slipper Beach Complex

The Silver Slipper casino hotel is on the Mississippi Gulf Coast, near Louisiana. The company recently added a 129- guest room hotel, helping drive increases in revenues and profitability since that hotel opened in stages between May and September of 2015. This property sits at the end of a scenic eight-mile long white sand beach, the closest beach to the New Orleans and Baton Rouge metropolitan areas. It is also the closest casino to much of St. Tammany Parish, which is located along the north shore of Lake Pontchartrain and is one of the fastest growing and wealthiest parishes in Louisiana. St. Tammany Parish rejected casino gaming when it was legalized in Louisiana in the 1990s and, currently, all casinos authorized under Louisiana law are in operation elsewhere in the state.

The casino at the Silver Slipper is among the area’s most attractive and its food and beverage facilities are often reported as being among the best in the region. Neighboring casinos, however, have substantially more guest rooms and offer amenities such as pools, spas and golf courses. The Silver Slipper has an arrangement with a local golf course for the use by its customers, but does not have a pool or a spa. The company intends to add an attractive pool and adjoining bar along the white sand beach adjoining the Silver Slipper casino. We believe that the pool’s location along the white sand beach will make it the highest quality pool experience in the region. We also believe that the pool will contribute to filling vacancies in the hotel on weekdays, especially during the summer months, as well as attract more high-end casino players, particularly on weekends (when the hotel is already operating at near 100% occupancy). Because of the anticipated increase in mid-week occupancy and the anticipated increased gaming budget of clientele on weekends, we believe that the investment in the pool will generate a strong return on investment, even though the direct revenues at the pool (principally from bar revenues at the pool bar) are expected to be modest.

Bronco Billy’s

We acquired Bronco Billy’s casino in May 2016. The Bronco Billy’s casino is in good physical condition and we intend to take some time to assimilate the Bronco Billy’s team and operations into the FHR organization.

There is potential to add a hotel to the property on land already controlled by the casino. Included within the company’s capital expenditure plans for 2016 and 2017 are some $100,000 of design fees to work towards development of such hotel.

We believe that the addition of a hotel to the property would result in favorable returns on that incremental investment. Bronco Billy’s is located within the historic district of Cripple Creek, so the hotel must be designed to complement appropriately the surrounding historical structures. We estimate a design period of one to two years, during which we intend to complete the myriad of smaller projects. Construction of that hotel will require financing beyond the budgeted portion of proceeds of the rights offering. If the current positive trends continue and the planned improvements contemplated with the proceeds of the rights offering are completed, Bronco Billy’s hotel could be an avenue for additional future growth. There is no certainty, however, that such financing will be available on acceptable terms when the company might be ready to start construction, or that such hotel will ever be developed.

THE RIGHTS OFFERING

General

Our board of directors has determined that, subject to the satisfaction of all conditions to the rights distribution, holders of our common stock will receive certain non-transferable rights for each share of common stock held as of 5:00 p.m., Pacific time, on August 25, 2016 (the rights distribution record date).

In the rights offering, each right will consist of a basic subscription right and an oversubscription right. Under the basic subscription right, each holder is entitled to purchase 0.2022 new shares for each share of our common stock held as of the rights distribution date, which is equivalent to one new share for each 4.9449 shares held as of the rights distribution record date. Under the oversubscription right, each rightsholder exercising its basic subscription right in full will have the right to subscribe, at the subscription price, for additional shares to the extent not purchased by other rightsholders, which may be up to five times such rightsholder’s basic subscription right and to the extent available following the purchase of 1,000,000 shares by the standby purchaser. If we receive oversubscription requests for more shares of our common stock than we have available for oversubscriptions, each requesting rightsholder will receive its pro rata portion of the available shares based on the number of shares requested by each rights holder under the oversubscription rights. If following allocation of available shares to all oversubscribing rightsholders we have allocated fewer than 3,846,154 shares (including the first 1,000,000 shares allocated to the standby purchaser), the standby purchaser will purchase the remaining shares, subject to a cap of 3,801,860 shares.

The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you were a holder of our common stock as of the rights distribution record date. If you held your shares of our common stock in a brokerage account or through a dealer or other nominee as of the rights distribution record date, please see the information included below under the heading "The Rights Offering -Delivery of Subscription Materials and Payment-Beneficial Owners." As used in this prospectus, the term business day means any day on which securities may be traded on the NASDAQ Capital Market.

Reasons for the Rights Offering

We are conducting the rights offering in order to raise capital to partially fund capital improvements at existing properties, such as general refurbishments, construction of new parking spaces and entrances, VIP spaces, restaurants and bars at certain locations, as well as for general corporate purposes. See "Use of Proceeds From the Rights Offering." In addition, our first lien credit agreement has a provision which requires the company to raise a minimum of $5,000,000 in equity capital no later than May 13, 2017 to prevent our interest rate on the credit facility increasing by 50 basis points, which would cost the company an additional approximately $200,000 per year in interest expense.

Conditions to the Rights Distribution

The rights distribution is subject to the satisfaction (as determined by our board of directors in its sole discretion) of the following conditions:

•
receipt of the opinion of BHFS, dated as of the rights distribution date, to the effect that, for U.S. federal income tax purposes, (a) no gain or loss should be recognized by us as a result of the rights distribution, and (b) no gain or loss should be recognized by, and no amount should be included in the income of, holders of our common stock upon the receipt of rights in the rights distribution;

•	effectiveness under the Securities Act of the Registration Statement on Form S-3, of which this prospectus forms a part; and

•	approval of NASDAQ for the listing of our common stock issuable pursuant to the rights.

Determination of Subscription Price and Distribution Ratio

The number of rights to distribute and the subscription price, which is a discount to the market price of our common stock on the day that the rights offering was announced, were determined by our board of directors on the basis of, among other things, the market price of our common stock, taking into consideration the volatility and recent increases in the price of our common stock; the general conditions of the securities markets; and the desire to motivate shareholders to exercise their rights and for the standby purchaser to guarantee the success of the offering so that the company raises $5,000,000 of equity capital for undertaking the capital improvements cited in “Use of Proceeds”.

No Fractional Shares

We will not issue or pay cash in lieu of fractional shares. Instead, fractional shares will be rounded up to the nearest whole right. For example, if you hold 100 shares of our common stock on the rights distribution record date, you will be entitled to purchase 21 shares of our common stock, instead of the 20.22 shares you would have been entitled to purchase without rounding.

Commencement of the Rights Offering

The rights offering will commence on [___], 2016.

Expiration Time

You may exercise the basic subscription right and the oversubscription right at any time before the expiration time, which is 5:00 p.m., Pacific time, on [____], 2016, unless the rights offering is extended by us. Any rights not exercised before the expiration time will expire. We will not be obligated to honor your exercise of rights if the subscription agent receives any of the required documents relating to your exercise after the expiration time, regardless of when you transmitted the documents, unless you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

We may extend the expiration time for any reason. However, we may not extend the expiration time of the rights offering for more than [___] trading days past the original expiration time. If we do not complete the rights offering, we will cause the subscription agent to return to each exercising holder the entirety of such holder's aggregate subscription price previously paid (without interest).

If we elect to extend the date the rights expire, we will issue a press release announcing the extension before 9:00 a.m., Pacific time, on the first business day after the most recently announced expiration time.

Subscription Rights

Your rights entitle you to a basic subscription right and an oversubscription right.

Basic Subscription Right. Each basic subscription right evidences one non-transferable right to purchase 0.2022 new shares for each share of our common stock held as of 5:00 p.m., Pacific time, on August 25, 2016, which is the same as one new share for each 4.9449 shares held as of that date at a subscription price of $1.30 per share. You are not required to exercise your basic subscription right, in full or in part; however, if you wish to purchase shares under your oversubscription right described below you must exercise your basic subscription right in full.

Oversubscription Right. The oversubscription right provides stockholders that exercise all of their basic subscription rights the opportunity to purchase, at the subscription price, additional shares to the extent not purchased by other rightsholders, which may be up to five times such rightsholder’s basic subscription right and to the extent available following the purchase of 1,000,000 shares by the standby purchaser. If we receive oversubscription requests for more shares of our common stock than we have available for oversubscriptions, each requesting rightsholder will receive its pro rata portion of the available shares based on the number of shares requested by each rights holder under the oversubscription rights. If following allocation of available shares to all oversubscribing rightsholders we have allocated fewer than 3,846,154 shares (including the first 1,000,000 shares allocated to the standby purchaser), the standby purchaser will purchase the remaining shares, subject to a cap of 3,801,860 shares. You may exercise your oversubscription right with respect to our common stock only if you exercise your basic subscription right in full. If you wish to exercise your oversubscription right, you must specify the number of additional shares you wish to purchase, which may be up to five times your basic subscription right.

Return of Excess Payment. If you exercise your oversubscription right and are allocated less than all of the shares of common stock for which you subscribed, the funds you paid for those shares of common stock that are not allocated to you will be returned by mail or similarly prompt means, without interest or deduction, as soon as practicable after the expiration time.

Standby Purchase Agreement

We have entered into a standby purchase agreement with our CEO Daniel R. Lee, whereby he has agreed to purchase all shares not purchased by the rightsholders (subject to a maximum of 3,801,860 new shares, which is 98.85% of the shares offered in the rights offering), ensuring that the company is highly likely to receive the full $5,000,000 in proceeds sought. The standby purchaser, or “backstop,” will purchase the first 1,000,000 shares above the full amount available to rightsholders under the basic subscription right. We will not pay the standby purchaser a fee. If all rightsholders exercise 100% or their rights, the standby purchaser will not be entitled to purchase any shares in excess of his rights as a normal rightsholder due to his stock ownership on the record date. Mr. Lee and certain family trusts controlled by him currently own 233,369 shares of our common stock, representing 1.2% of our outstanding common stock. Consummation of the standby purchase by the standby purchaser is subject to usual and customary closing conditions. Resale of the common stock purchased by the standby purchaser can only be made if the company has an effective registration statement relating to such resale or by an exemption from the registration requirements (e.g. Rule 144). With regards to the first 1,000,000 shares of the standby purchase, the standby purchaser has agreed to not sell his shares in a public or private transaction for at least one year from the purchase date. We have granted the standby purchaser registration rights whereby we will use commercially reasonable efforts to provide a registration statement after one year allowing Mr. Lee to sell the first 1,000,000 shares he purchases in the rights offering. With regards to any amount in excess of 1,000,000 purchased shares, the company will provide a registration statement after six months for the excess shares if such excess amount is 500,000 shares or greater. If such excess amount is less than 500,000 shares, Mr. Lee may sell such excess shares after six months in a private transaction, sell such shares after six months in a public transaction pursuant to Rule 144, or sell such shares pursuant to the registration statement available for the first 1,000,000 shares. In addition, should Mr. Lee become disabled or pass away, we have agreed to use commercially reasonable efforts to provide a registration statement whereby the shares purchased by him in the rights offering may be sold. Although there is no fee, we have agreed to reimburse the standby purchaser for his actual legal expenses in connection with the rights offering and the standby purchase agreement. The standby purchaser’s obligation to purchase shares in the rights offering is contingent on Daniel R. Lee being alive, not disabled and the chief executive officer of the company on the date shares are issued to the standby purchaser.

Exercising Your Rights

Subscription materials, including rights certificates, will be made available to holders upon the commencement of the rights offering. To exercise your rights, you must deliver the following to the subscription agent before the expiration time:

•	your properly completed and executed rights certificate evidencing the exercised rights with any required supplemental documentation; and

•	your payment in full of the subscription price for each share of our common stock subscribed for pursuant to the basic subscription right and the oversubscription right.

Alternatively, if you deliver a notice of guaranteed delivery together with your subscription price payment prior to the expiration time, you must deliver the rights certificate within three business days after the delivery of such notice of guaranteed delivery using the guaranteed delivery procedures described below under the heading "The Rights Offering-Delivery of Subscription Materials and Payment-Guaranteed Delivery Procedures." You must, in any event, provide payment in full of the subscription price for each share of our common stock being subscribed for pursuant to the basic subscription right and the oversubscription right to the subscription agent before the expiration time.

If you own your shares of our common stock through your broker, dealer or other nominee holder and you wish for them to exercise your oversubscription right on your behalf, the nominee holder will be required to certify to us and the subscription agent:

•	the number of shares of common stock held on the rights distribution record date on your behalf;

•	the number of rights you exercised under your basic subscription right;

•	that your entire basic subscription right held in the same capacity has been exercised in full; and

•	the number of shares you subscribed for pursuant to the oversubscription right.

Your nominee holder must also disclose to us certain other information received from you.

Payment of Subscription Price. Your cash payment of the subscription price must be made by either check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent, [______________]. You may also pay by wire transfer by requesting the wiring instructions from the subscription agent. Your cash payment of the subscription price will be deemed to have been received by the subscription agent only when:

•	any uncertified check clears;

•	the subscription agent receives any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or

•	the wire transfer is received by the subscription agent.

You should note that funds paid by uncertified personal checks may take five business days or more to clear. If you wish to pay the subscription price in respect of your basic subscription right and oversubscription right by an uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights expire to ensure that your payment is received and clears by that time. We urge you to consider using a certified or cashier's check, money order or wire transfer to avoid missing the opportunity to exercise your rights.

You will not be entitled to any interest earned on the cash funds held by the subscription agent.

The subscription agent will hold your payment of the subscription price in a segregated escrow account with other payments received from holders of rights until we issue to you your shares of our common stock, or return your overpayment, if any.

Calculation of Rights Exercised. If you do not indicate the number of rights being exercised, or do not forward full payment of the aggregate subscription price for the number of rights that you indicate are being exercised, then you will be deemed to have exercised the basic subscription right with respect to the maximum number of rights that may be exercised for the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your basic subscription and no direction is given as to the excess, you will be deemed to have exercised the oversubscription right to purchase the maximum number of shares available to you pursuant to your oversubscription right that may be purchased with your overpayment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, we will return the excess amount to you by mail or similarly prompt means, without interest or deduction as soon as practicable after the expiration time.

Instructions for Completing the Rights Certificate. You should read and follow the instructions accompanying the rights certificate carefully. If you want to exercise your rights, you must send your completed rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. You should not send the rights certificates, any other documentation or payment to us. Any rights certificates and other items received by us will be returned to the sender as promptly as possible.

You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by recognized overnight courier or by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of any payment by uncertified check prior to the expiration time.

Delivery of Subscription Materials and Payment

You should deliver the rights certificate and payment of the subscription price, as well as any notices of guaranteed delivery and any other required documentation:

If delivering by first class mail:

[___________]
[___________]
[___________]
[___________]

If delivering by registered, certified or express mail, or overnight courier:

[___________]

[___________]
[___________]
[___________]

In considering which method of delivery to use, holders of rights should take into consideration the amount of time remaining in the rights offerings to ensure that materials are delivered prior to the expiration of the rights offering.

Guaranteed Delivery Procedures. If you are the record holder of your common stock and wish to exercise your rights, but you do not have sufficient time to deliver the rights certificates evidencing your rights to the subscription agent before the expiration time, you may exercise your rights by the following guaranteed delivery procedures:

•
provide your payment in full of the subscription price for each share of our common stock being subscribed for pursuant to the basic subscription right and the oversubscription right to the subscription agent before 5:00 p.m., Pacific time, on the second business day following the expiration time;

•	deliver a notice of guaranteed delivery to the subscription agent before 5:00 p.m., Pacific time, on the second business day following the expiration time; and

•	deliver the properly completed rights certificate evidencing the rights being exercised, with any required signatures, as promptly as practicable after the effective time.

Your notice of guaranteed delivery must be substantially in the form provided with the "Instructions For Use of Full House Resorts, Inc. Rights Certificates" distributed to you with your rights certificate. In your notice of guaranteed delivery you must state:

•	your name;

•
the number of rights represented by your rights certificates, the number of shares of our common stock you are subscribing for pursuant to the basic subscription right, and the number of shares of our common stock, if any, you are subscribing for pursuant to the oversubscription right; and

•
your guarantee that you will deliver to the subscription agent any rights certificates evidencing the rights you are exercising within three business days following the date the subscription agent receives your notice of guaranteed delivery.

In the event there is a conflict between the number of rights represented by your rights certificate as stated in your notice of guaranteed delivery and as shown in the company’s books and records, the number in the company’s books and records shall control.

You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the rights certificate at the addresses set forth under "-Delivery of Subscription Materials and Payment" above. Eligible institutions may also deliver the notice of guaranteed delivery to the subscription agent by facsimile at [_______]. To confirm receipt of faxes, call [_______].

Notice to Nominees. If you are a broker, a dealer, a trustee or a depositary for securities who will hold shares of our common stock for the account of others as a nominee holder and thus will hold rights for the account of others as a nominee holder, you should notify the respective beneficial owners of those shares of the issuance of the rights as soon as possible to find out the beneficial owners' intentions.

You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our common stock on the rights distribution record date, so long as the nominee submits the appropriate rights certificates and proper payment to the subscription agent.

Beneficial Owners. If you are a beneficial owner of shares of our common stock and thus will be a beneficial owner of rights following the rights distribution, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled Beneficial Owners Election Form. You should receive this form from your broker, dealer or other nominee with the other subscription materials.

Procedures for DTC Participants. If you are a broker, a dealer, a trustee or a depositary for securities who holds shares of our common stock for the account of others as a nominee holder and thus will hold rights for the account of others as a nominee holder, you may, upon proper showing to the subscription agent, exercise your beneficial owners' basic and oversubscription rights through DTC. Any rights exercised through DTC are referred to as DTC exercised rights. You may exercise your DTC exercised rights through DTC's PSOP Function on the "agents subscription over PTS" procedures and instructing DTC to charge the applicable DTC account for the subscription payment and to deliver such amount to the subscription agent. DTC must receive the subscription instructions and payment for the new shares by the expiration time unless guaranteed delivery procedures are utilized, as described above.

Determinations Regarding the Exercise of Rights. We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide, in our sole discretion.

We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of our common stock pursuant to your exercise could be deemed unlawful or materially burdensome. See "-Regulatory Limitation" and "-Compliance with State Regulations Pertaining to the Rights Offering" below.

Revocation of Exercised Rights

Once you have exercised your basic subscription right and, should you choose, your oversubscription right, you may not revoke your exercise.

Subscription Agent

We have appointed [___] as subscription agent for the rights offering. We will pay its fees and expenses related to the rights offering.

Inquiries

You may direct any questions or requests for assistance concerning the method of exercising your rights, additional copies of this prospectus, the instructions, the notice of guaranteed delivery or other subscription materials referred to herein, to [______], at the following telephone number, email address and address:

[___________]
[___________]
[___________]

Partial Exercise of Rights

You will not receive a new right certificate in a reduced amount if you exercise your rights in part; therefore you will not be able to increase the number of shares you wish to purchase in the rights offering once you make a partial exercise.

Amount and Source of Funds and Financing for the Rights Offering; Expenses

It is expected that we will incur an aggregate of approximately $[____] in expenses in connection with the rights offering. These expenses will be comprised of:

•	approximately $[____] of printing and mailing expenses associated with this prospectus;

•	approximately $[____] in legal fees and expenses;

•	approximately $[____] in accounting fees and expenses;

•	approximately $[____] in SEC filing fees; and

•	approximately $[____] in other miscellaneous expenses.

We will pay these expenses from our existing cash balances.

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

No Recommendations to Rightsholders

Neither our board of directors nor our management has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for shares of our common stock, or simply take no action with respect to your rights, based on your own assessment of your best interests. We encourage you to consult with your personal financial and tax advisors, if appropriate.

Termination

Our board of directors may determine to abandon or terminate the rights offering at any time for any reason at any time before the expiration time. If we terminate the rights offering, we will promptly issue a press release announcing the termination, and we will promptly thereafter return all subscription payments. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

Foreign Stockholders

We will not mail rights certificates to stockholders on the rights distribution record date whose addresses are outside the United States. Instead, we will have the subscription agent hold the rights certificates for those holders' accounts. To exercise their rights, foreign holders must notify the subscription agent before 11:00 a.m., Pacific time, on the fifth business day prior to the expiration time, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law. If a foreign holder does not notify and provide acceptable instructions to the subscription agent by such time (and if no contrary instructions have been received), such foreign holder will be deemed to have forfeited its right to participate in the rights offering. The subscription agent contact information for this purpose is: [_________].

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities, including gaming regulators, to own or control such shares and if, at the expiration time, you have not obtained such clearance or approval.

Issuance of our Common Stock

Unless we earlier terminate the rights offering, the subscription agent will issue to you the shares of our common stock purchased by you in the rights offering as soon as practicable after the expiration time. We may not be able to calculate the number of shares to be issued to each exercising holder until two business days after the expiration date of the rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “The Rights Offering-Guaranteed Delivery Procedures.” We will announce the date of delivery of the shares at least three business days prior to such delivery.

The subscription agent will effect delivery of the shares of our common stock purchased pursuant to the rights offering through the subscription agent's book-entry registration system by mailing to each subscribing holder a statement of holdings detailing the newly purchased shares of our common stock and the method by which the subscribing holder may access its account and, if desired, trade its shares.

Your payment of the aggregate subscription price will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted by us and you are issued your appropriate shares of our common stock. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of our company with respect to your new shares of our common stock until the shares are delivered via the book-entry registration statement. Upon such delivery, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable.

Compliance with State Regulations Pertaining to the Rights Offering

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase shares of our common stock from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights would be unlawful. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering. We do not expect that there will be any changes in the terms of the rights offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF
THE RIGHTS DISTRIBUTION AND THE RIGHTS OFFERING

The following discussion is a summary of the material U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, expiration or exercise of the rights distributed pursuant to the rights distribution, and the common stock that is held as a capital asset by a U.S. holder who is issued common stock upon the exercise of the rights or, if applicable, the oversubscription rights. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder (the Treasury Regulations), administrative pronouncements and judicial decisions as of the date of this prospectus, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. In particular, changes in the Code or applicable Treasury Regulations could adversely affect the U.S. federal income tax treatment of stock rights with characteristics similar to the rights. Any future legislation, Treasury Regulation, or other guidance could be enacted or promulgated so as to apply retroactively to the rights distribution or the exercise of the rights. Any such changes could materially affect the continuing validity of this discussion.

As used herein, the term “U.S. holder” means a beneficial owner of common stock that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (b) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion addresses only those of you who hold your shares of common stock as “capital assets,” within the meaning of Section 1221 of the Code and will, after the rights distribution, also hold your rights as “capital assets.” This discussion is limited to the U.S. federal income tax consequences of the rights distribution and does not address all potential tax consequences that may be relevant to you in light of your particular circumstances. Further, this discussion does not address holders of our common stock or rights who are subject to special treatment under U.S. federal income tax laws, such as:

•	tax-exempt organizations;

•	S corporations and other pass-through entities and owners thereof;

•	entities taxable as a partnership for U.S. federal income tax purposes and owners thereof;

•	insurance companies and other financial institutions;

•	mutual funds;

•	dealers in stocks and securities;

•	traders or investors in common stock or rights who elect the mark-to-market method of accounting for such stock or rights;

•	stockholders who hold our common stock or will hold their rights in a tax-qualified retirement plan, individual retirement account or other qualified savings account;

•
stockholders who hold their shares of common stock or will hold rights as part of a hedge, straddle, wash sale, or a constructive sale or conversion transaction or other risk reduction or integrated investment transaction;

•	certain United States expatriates; and

•	individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities.

This discussion also does not address the effect of any state, local or foreign tax laws that may apply or the application of the U.S. federal estate and gift tax or the alternative minimum tax.

You should consult your tax advisor regarding the application of U.S. federal income tax laws to your particular situation, as well as the applicability of any U.S. federal estate and gift, state, local or foreign tax laws to which you may be subject.
No IRS Ruling Will Be Requested

We have not sought any ruling from the IRS, and do not intend to seek any ruling, relating to the rights distribution. Opinions of counsel are not binding on the IRS and there can be no assurance that the IRS or a court will not take positions concerning the tax consequences of the receipt and exercise (or expiration) of the rights, the exercise of the oversubscription right, and the ownership and disposition of common shares received upon the exercise of the rights that are different than those discussed below or the conclusions expressed in the opinion of BHFS.

Tax Implications of the Rights Distribution

Under current U.S. federal income tax law, (a) no gain or loss should be recognized by us as a result of the rights distribution; and (b) no gain or loss should be recognized by, and no amount should be included in the income of, holders of common stock upon the receipt of the rights in the rights offering. Under Section 305 of the Code, a stockholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. A common stockholder who receives a right to acquire shares of common stock will generally be treated as having received a taxable dividend if such stockholder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other stockholder receives a distribution of cash or other property. The application of this rule is very complex and subject to uncertainty. We believe, however, that pursuant to Section 305 of the Code and Treasury Regulations issued thereunder, the receipt of the rights should generally not be taxable to holders of common stock. Consequently, the discussion below assumes that the receipt of rights will be treated as a nontaxable distribution.

Tax Basis in the Subscription Rights

If, on the rights distribution date, the fair market value of the rights you receive is less than 15% of the fair market value of your shares of common stock with respect to which such rights were distributed, the rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing shares of common stock between such stock and the subscription rights in proportion to their relative fair market values on the rights distribution date. If you choose to allocate basis between your existing common stock and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the rights. Such an election is irrevocable.

However, if, on the rights distribution date, the fair market value of the rights you receive is 15% or more of the fair market value of your shares of common stock with respect to which such rights were distributed, then you must allocate your basis in your existing shares of common stock and the rights in proportion to their fair market values on the rights distribution date.

The fair market value of the rights on the rights distribution date is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the rights on the rights distribution date. In determining the fair market value of the rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the rights and the trading price of our common shares on the rights distribution date, the length of the period during which the rights may be exercised and the fact that the rights are non-transferable.

Holders of common stock who have acquired different blocks of our common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate basis among, and their holding period of, rights distributed pursuant to the rights distribution.

Expiration of Rights

If you receive rights in the rights distribution from us and you allow such rights to expire (i.e., you retain but do not exercise such rights), then you will not be permitted to recognize a taxable loss. If your basis in your common stock was allocated between that stock and the distributed rights, then your basis in the expired rights will be reallocated to that stock.

Exercise of Rights

You will not recognize gain or loss upon the exercise of the rights. Your basis in the common stock you acquire through exercise of such rights will equal the sum of (a) the subscription price you paid to acquire such common stock and (b) your basis, if any, in the rights which you exercised. Your holding period in the acquired common stock will begin on the day you exercise the rights.

Exercise of Oversubscription Right

Generally, you will not recognize gain or loss upon the exercise of the oversubscription right. Your tax basis in the common stock acquired upon exercise of the oversubscription right generally will be equal to the subscription price. The holding period in the common stock acquired upon exercise of the oversubscription right will begin on the date of exercise.

Taxation of Common Stock Acquired upon Exercise of Right or Oversubscription Rights

Distributions
Distributions with respect to common stock acquired upon exercise of the rights or the oversubscription right will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated as a tax-free return of capital to the extent of your adjusted tax basis in such common stock and thereafter as capital gain.

Dispositions
If you sell or otherwise dispose of common stock acquired upon exercise of rights or the oversubscription right, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the common stock is more than one year. Long-term capital gain of an individual is generally taxed at favorable rates. The deductibility of capital losses is subject to limitations.

Foreign Accounts
Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. You should consult your tax advisor regarding this legislation.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common stock acquired through the exercise of the rights or, if applicable, the oversubscription rights. Backup withholding may apply under certain circumstances if you (a) fail to furnish your social security or other taxpayer identification number (“TIN”), (b) furnish an incorrect TIN, (c) fail to report interest or dividends properly, or (d) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

The preceding discussion of material U.S. federal income tax consequences is not tax advice. Each U.S. holder should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of receiving, owning and exercising the rights and the oversubscription right, and acquiring, holding and disposing of common stock, including the consequences of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION

We are distributing the rights directly to holders of our common stock on a pro rata basis, pursuant to the rights distribution.

We will pay [_____], the subscription agent, an estimated fee of approximately $[______] for their services in connection with the rights offering (which includes the subscription agent's fees associated with the exercise but not the sale of rights). We have also agreed to reimburse the subscription agent their reasonable expenses.

We estimate that our total expenses in connection with the rights offering, including registration, legal, printing and accounting fees, will be approximately $[______].

We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights. Except as described in this section, we are not paying any other commissions, fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for such services other than their normal employment compensation.

LEGAL MATTERS

Legal matters relating to (a) the validity of the securities to be issued in the rights offering and (b) the material U.S. federal income tax consequences of the rights offering will be passed upon by Brownstein Hyatt Farber Schreck, LLP.

EXPERTS

The consolidated financial statements of Full House Resorts, Inc. and Subsidiaries as of and for the years ended December 31, 2015 and 2014, as included in the Annual Report on Form 10-K of Full House Resorts, Inc. for the year ended December 31, 2015, have been incorporated by reference in this Registration Statement on Form S-3 in reliance upon the report of Piercy Bowler Taylor & Kern, independent registered public accounting firm, as experts in accounting and auditing.

The consolidated financial statements of Pioneer Group, Inc. & Subsidiary as of and for the years ended December 31, 2015 and 2014 have been audited by BKD, LLP, independent auditor, as stated in their reports incorporated by reference herein. We have incorporated by reference herein the financial statements of Pioneer Group, Inc. & Subsidiary in reliance on BKD, LLP's reports, given its authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by Full House Resorts, Inc., a Delaware corporation (the "Company" or the "Registrant"), in connection with the offering described in this Registration Statement. All amounts are estimates except the registration fee.

Registration fee		$503.50
Accounting fees and expenses		[_______]
Legal fees and expenses		[_______]
Printing and engraving expenses		[_______]
Miscellaneous		[_______]
Total	$	[_______]

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law ("DGCL") provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

Item 16. Exhibits.

A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 17. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration

Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment and of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned Registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)	The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on this 15th day of August, 2016.

FULL HOUSE RESORTS, INC.

By:	/s/ DANIEL R. LEE
Daniel R. Lee
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Daniel R. Lee and Lewis Fanger his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ BRADLEY M. TIRPAK
Bradley M. Tirpak	Chairman of the Board and Director	August 15, 2016

/s/ DANIEL R. LEE
Daniel R. Lee	Chief Executive Officer (Principal Executive Officer) and Director	August 15, 2016

/s/ LEWIS A. FANGER
Lewis A. Fanger	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	August 15, 2016

/s/ KENNETH R. ADAMS
Kenneth R. Adams	Director	August 15, 2016

/s/ CARL G. BRAUNLICH
Carl G. Braunlich	Director	August 15, 2016

/s/ W.H. BAIRD GARRETT
W.H. Baird Garrett	Director	August 15, 2016

/s/ ELLIS LANDAU
Ellis Landau	Director	August 15, 2016

/s/ KATHLEEN MARSHALL
Kathleen Marshall	Director	August 15, 2016

/s/ CRAIG W. THOMAS
Craig W. Thomas	Director	August 15, 2016

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation as amended to date. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 9, 2011)
3.2
Amended and Restated By-laws of Full House Resorts Inc. effective as of May 10, 2016. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 13, 2016)

4.1	Specimen Certificate for shares of the Registrant's Common Stock, par value $.0001 per share.
4.2*	Specimen Certificate for Common Stock Subscription Rights of the Registrant.
4.3*	Instructions for use of Common Stock Subscription Rights Certificates of the Registrant.
5.1	Opinion of Brownstein Hyatt Farber Schreck, LLP.
8.1	Opinion of Brownstein Hyatt Farber Schreck, LLP regarding certain tax matters.
10.1*	Standby Purchase Agreement between the Registrant and Daniel R. Lee.
23.1	Consent of Piercy Bowler Taylor & Kern.
23.2	Consent of BKD, LLP.
23.3	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibits 5.1 and 8.1).
24.1	Powers of Attorney (included on page II - 4).
99.1*	Form of Notice of Guaranteed Delivery.
99.2*	Form of Letter from the Registrant to Brokers, Dealers and Nominees.
99.3*	Form of Letter from Brokers, Dealers and Nominees to Clients.
99.4*	Form of Notice to rightsholders who are Record Holders.
99.5*	Form of Beneficial Owner Election Form.
* To be attached in future amendment.